EWORLD INTERACTIVE, INC.
UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006 AND THREE MONTHS ENDED MARCH 31, 2007

The following unaudited pro forma condensed financial statements and related notes are presented to show the pro forma effects of the acquisition of Mojo Media Works Limited (“Mojo”) and its subsidiaries during the second quarter of 2007 (“Mojo transaction”).

The pro forma condensed statements of operations are presented to show income from continuing operations as if the Mojo transaction occurred as of the beginning of each period presented. The pro forma condensed balance sheet is based on the assumption that the Mojo transaction occurred effective March 31, 2007.

Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma condensed financial statements. The pro forma data are not necessarily indicative of the financial results that would have been attained had the Mojo transaction occurred on the dates referenced above and should not be viewed as indicative of operations in future periods. The unaudited pro forma condensed financial statements should be read in conjunction with notes thereto, Eworld's Annual Report on Form 10-KSB for the year ended December 31, 2006 and its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007.

EWORLD INTERACTIVE, INC.

PRO FORMA FINANCIAL STATEMENTS
(Unaudited)

INDEX

EWORLD INTERACTIVE, INC. AND SUBSIDIARY
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

	Eworld Historical	Mojo Historical	Pro Forma Adjustments	Pro Forma
Revenue	$ 2,417	$ -	$ -	$ 2,417
Professional fees	68,493	-	-	68,493
Impairment of goodwill [C]	-	-	6,478,209	6,478,209
Office and miscellaneous expense	3,800	320,722	-	324,522
Total operating expense	72,293	320,722	6,478,209	6,871,224
Operating loss	(69,876)	(320,722)	(6,478,209)	(6,868,807)
Interest income	35	-	-	35
Net loss	$ (69,841)	$ (320,722)	$ (6,478,209)	$ (6,868,772)
Net loss per share basic and diluted	$ (0.00)			$ (0.08)
Weighted average shares outstanding	87,606,586			87,606,586

The accompanying notes are an integral part of the unaudited pro forma condensed financial statements.

EWORLD INTERACTIVE, INC. AND SUBSIDIARY
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

	Eworld Historical	Mojo Historical	Pro Forma Adjustments	Pro Forma
Revenue	$ -	$ 20,625	$ -	$ 20,625
Professional fees	63,311	-	-	63,311
Loan fees	10,626	-	-	10,626
Impairment of goodwill [C]	-	-	6,478,209	6,478,209
Office and miscellaneous expense	954	208,457	-	209,411
Total operating expense	74,891	204,457	6,478,209	6,761,557
Operating loss	(74,891)	(187,832)	(6,478,209)	(6,740,932)
Interest income (expense)	(64,686)	-	-	(64,686)
Net loss	$ (139,577)	$ (187,832)	$ (6,478,209)	$ (6,805,618)
Net loss per share basic and diluted	$ (0.00)			$ (0.14)
Weighted average shares outstanding	48,900,538			48,900,538

The accompanying notes are an integral part of the unaudited pro forma condensed financial statements.

EWORLD INTERACTIVE, INC. AND SUBSIDIARY
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
MARCH 31, 2007

	Eworld Historical	Mojo Historical	Pro Forma Adjustments	Pro Forma
Assets:				
Current assets:				
Cash	$ 537,349	$ 124,978	$ -	$ 662,327
Advances to Mojo Media Works Limited [C]	250,000	-	(250,000)	-
Convertible note fees	74,374	-	-	74,374
Receivables	120,000	4,354	-	124,354
Total current assets	981,723	129,332	(250,000)	861,055
Goodwill [B]	-	-	6,478,209	
[C]			(6,478,209)	-
Investment in Mojo [A]	-	-	6,020,000	
[B]			(6,020,000)	-
License fees	170,000	130,000	-	300,000
	170,000	130,000	-	300,000
	$ 1,151,723	$ 259,332	$ (250,000)	$ 1,161,055
Liabilities and Stockholders' Equity:				
Current liabilities:				
Accounts payable and accrued interest	$ 5,625	$ 389,541	$ -	$ 395,166
Advances from Eworld Interactive, Inc. [C]	-	250,000	250,000	-
Promissory note	-	78,000	-	78,000
Total current liabilities	5,625	717,541	250,000	473,166
Convertible notes	586,664	-	-	586,664
Stockholders' Equity [A]	559,434	(458,209)	6,020,000	101,225
[B]			458,209	
[C]			(6,478,209)	
	$ 1,151,723	$ 259,332	$ 250,000	$ 1,161,055

[A], [B], and [C]: see pro forma adjustment notes a, b, and c.

The accompanying notes are an integral part of the unaudited pro forma condensed financial statements.

EWORLD INTERACTIVE, INC. AND SUBSIDIARY
NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

The unaudited pro forma condensed statement of operations for the year ended December 31, 2006, is based on the audited financial statements of Eworld Interactive, Inc. ("Eworld") and Mojo for the year ended December 31, 2006, and the adjustments and assumptions described below.

The unaudited pro forma condensed statement of operations for the three months ended March 31, 2007, and the unaudited pro forma condensed balance sheet as of March 31, 2007, are based on the unaudited financial statements of Eworld and Mojo as of and for the three months ended March 31, 2007, and the adjustments and assumptions described below.

Pro forma adjustments:

The unaudited pro forma balance sheet reflects the following adjustments associated with the Mojo transaction as of March 31, 2007.

a. Record the issuance of 7,000,000 shares of common stocks of Eworld for the 100% equity interest of Mojo and assumed liabilities from the Mojo transaction. The price used for the acquisition was the closing price of our stock on May 17, 2007 of $.86 per share which makes the fair value of the transaction $6,020,000. Upon the issuance of 7,000,000 shares of common stocks of Eworld for the Mojo transaction, Mr. Peckham will return to us, for cancellation 7,000,000 shares of common stock. Accordingly, the weighted average number of common shares outstanding for the year ended December 31, 2006 and for the three months ended March 31, 2007, for the purpose of the pro forma financial statements is 48,900,538 shares.

b. Record the impairment of goodwill arising from the Mojo transaction amounted to US$6,478,209.

c. Record the elimination of US$250,000 advances from Eworld to Mojo.

d. The weighted average shares for December 31, 2006 was adjusted to reflect a 4.6 for 1 forward split. Activity after December 31, 2006 included the following:

   On January 4, 2007, Mr. Gary Peckham returned to the Company, for cancellation 54,983,795 (11,952,999 shares pre forward split) shares of common stock.

   On February 2, 2007, the Company completed the sale of 970,000 shares of common stock.